4 Welcome to • Help Consumers Access Their Benefits & Payrolls • Provide Credit & Manage Their Finances in a Better Way • Engagement Flywheel → Become Their Primary Bank • Leverage AI & Advanced Technologies to Differentiate • Bridge the Gaps & Weaknesses of Legacy & Digital Banks • Faster + Better Targeted Service + Asset-Light + Lower Risk • Digital Bank + Nationwide Retail Network of Smart Hubs • Serve Social Security Beneficiaries & Payroll Workers (~100 million people or ~50% of Brazil’s Population) • Developed & Scaled a New Approach to the Market Unique Go-to-Market Approach Superior Hybrid Model Valuable Competitive Advantages Who What How Driving Growth & Profitability

agi

Earnings Call
4Q25


agi
AGBK
LISTED
NYSE


agibank
agibank
agibank
R$ • • • • •

Disclaimer

This presentation speaks at the date hereof and AGI Inc (the "Company") is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included in the Company's filings with the U.S. Securities and Exchange Commission.

The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.

Introduction

Message from the Founder



Marciano Testa
Founder, Chairman & CEO of Agi Inc.

Welcome to agi



Who

- Digital Bank + Nationwide Retail Network of Smart Hubs
- Serve Social Security Beneficiaries & Payroll Workers (~100 million people or ~50% of Brazil's Population)
- Developed & Scaled a New Approach to the Market

Superior Hybrid Model

What

- Help Consumers Access Their Benefits & Payrolls
- Provide Credit & Manage Their Finances in a Better Way
- Engagement Flywheel → Become Their Primary Bank

Unique Go-to-Market Approach

How

- Leverage AI & Advanced Technologies to Differentiate
- Bridge the Gaps & Weaknesses of Legacy & Digital Banks
- Faster + Better Targeted Service + Asset-Light + Lower Risk

Valuable Competitive Advantages

Driving Growth & Profitability

3 Core **Principles**


agi

1 | **Always** Prioritize the Customer

- Prioritize Customer Needs
- Deliver the Best Service
- Price Fairly

2 | **Continuously** Enhance Our Technology

- Continuous Investing
- Deliver the Best Experiences
- Operate Most Efficiently

3 | **Focus On** Entrepreneurial & Long Term Decisions

- Transparency & Communication
- Compound Growth + Profitability
- Long Term Value Creation

Deliver Long-Term Shareholder Value

agi

2025FY & 4Q25
Financial Results



Marcello Dubeux
Chief Financial & Investor Relations Officer

Felipe Gaspar Oliveira
Head of Investor Relations, M&A and PR



Our Strategic Positioning

Expanding into more municipalities filling the gap left by the traditional banks and digital only players...

1,111 Smart Hubs

Nationwide and Strategically Distributed



Current Concentration
of Smart Hubs
-
+

... capturing the **opportunity** in the Brazilian secured credit market...

R$ 733 Billion

Secured Lending Market
~100 million People

Social Security Beneficiaries (INSS)	41.5 Million	R$277 Billion	9% market share
Private Workers	53.0 Million	R$77 Billion	1% market share
Public Servants	13.0 Million	R$380 Billion	0.1% market share

...**cross-selling** into profitable and client-centric complementary products.

R$ 2.1 Trillion

Total Addressable Market



733bn
Secured Lending
Credit Cards
719bn
Personal Loans
392bn
Insurance
201bn
FGTS + Fees
114bn
TAM
2.1 trillion

2025 At a Glance

Highlights of Yearly Growth

Active Clients
(# million)



+73%
3.9
6.7
2024
2025

Interest Bearing Assets
(R$ billion)



+63%
28.9
47.1
2024
2025

Total Revenues
(R$ billion)



+47%
7.3
10.7
2024
2025

Net Income
(R$ million)



+32%
794.4
1,046.6
2024
2025

Notes: [1] Active Clients – Defined as customers who have at least one product at the end of the quarter. [2] Interest Bearing Assets – Interest Bearing Assets are calculated as the sum of Cash and Cash Equivalents, Financial Assets Measured at Fair Value Through Profit or Loss, Financial Assets Measured at Fair Value Through Other Comprehensive Income, Securities, Debenture, Loans to Customers and Compulsory Deposits.

Customers

Expansion of the Active Customer Base


Active Customers
(# million)
+73%
+5%
2.0
2.7
3.9
6.7
3.9
6.4
6.7
2022
2023
2024
2025
4Q24
3Q25
4Q25
49% CAGR (22-2025)

Notes: [1] Active Clients - Defined as customers who have at least one product at the end of the quarter.

Credit Portfolio
Mix of Secured and Unsecured Loans



Credit Portfolio
(R$ bn)
Unsecured
Secured
+44%
+1%
10.3
25%
75%
16.2
22%
78%
24.2
17%
83%
34.9
14%
86%
24.2
17%
83%
34.5
14%
86%
34.9
14%
86%
2022
2023
2024
2025
4Q24
3Q25
4Q25
50% CAGR (22-2025)

Notes: [1] Secured Loans - Calculated as the sum of Payroll Loans, FGTS, Payroll Credit Card Loans, Premium Paid on the Acquisition of Credit Portfolios, and Adjustments of Credit Portfolios – Hedge Objects. [2] Unsecured Loans - Calculated as the sum of Personal Credit Loans, Credit Card Loans, and Other Loans.

Becoming the Winner in Payroll lending

Leveraging our competitive advantages to keep growing market share

Market share - INSS Payroll Credit


+250bps
8.9%
6.4%
4.7%
3.1%
2.0%
2021
2022
2023
2024
2025
+690bps (21-2025)

Notes: ¹Market Share is calculated using BACEN data.

Credit Quality

Low delinquency ratios with comfortable levels of coverage ratio



NPL and Coverage Ratio
Coverage Ratio over NPL>90
NPL>90 - Total Portfolio
191.3%
208.1%
236.9%
189.4%
5.2%
3.9%
3.0%
3.7%
2022
2023
2024
2025

Notes: [1]NPL >90 - Calculated by dividing nonperforming loans over 90 days by Gross Loans. [2]Coverage Ratio - Calculated by dividing Provision for Expected Losses by nonperforming loans over 90 days.

Revenues
Growth in line with the evolution of assets


Total Revenues
(R$ bn)
+47%
10.7
7.3
5.0
3.3
+6%
2.1
2.8
3.0
2022
2023
2024
2025
4Q24
3Q25
4Q25
48% CAGR (22-2025)

Net Interest Income
and NIM



NII and NIM
(R$ bn)
Net Interest Income
NIM
+19%
2.1
2.9
4.0
4.7
18.5%
17.0%
12.5%
1.1
1.2
1.2
+2%
2022
2023
2024
2025
4Q24
3Q25
4Q25
31% CAGR (22-2025)

Notes: [1]Net Interest Income - Calculated as the sum of Interest Income and Gains (Losses) on Financial Assets at Fair Value through Profit or Loss, minus Interest Expenses. [2]Net Interest Margin - Calculated by dividing the sum of the last four quarters' NII by the average Interest-Bearing Assets over the last five quarters.

Efficiency

We Built a Scalable Platform To Support Our Growth



Revenues vs Expenses
SG&A + Personnel Expenses
NII + Fees
Operating Efficiency Ratio (%)
59.3%
51.5%
46.5%
40.6%
2,255
3,102
4,514
5,618
1,088
1,314
1,675
1,835
2022
2023
2024
2025

40.6%
Operating Efficiency Ratio

590bps y/y improvement

Notes: [1]Operating Efficiency Ratio – Calculated by dividing the sum of (i) personnel expenses, (ii) selling, general and administrative expenses, (iii) depreciation and amortization, and (iv) other operating income and expenses by the sum of NII and Services (Tax expenses).

Net Income
ROE above market average


Net Income and ROE
(R$ million)
Net Income
ROE
+32%
+2%
19.3%
37.4%
44.4%
35.8%
172.7
426.1
794.4
1,046.6
196.7
210.5
214.9
2022
2023
2024
2025
4Q24
3Q25
4Q25
82% CAGR (22-2025)

Notes: [1]Return on Equity - Calculated by dividing the net income of the last four quarters by the average total equity of the last five quarters.

Funding

Growth and diversification



Funding
(R$ bn)
Institutional
Retail
+50%
+7%
10.8
16.8
25.3
37.8
25.3
35.3
37.8
24%
76%
22%
78%
42%
58%
51%
49%
42%
58%
51%
49%
51%
49%
2022
2023
2024
2025
4Q24
3Q25
4Q25
52% CAGR (22-2025)

Notes: [1]Retail funding – Calculated as the sum of demand customer deposits and time customer deposits (CDB).[2]Institutional Funding – Calculated as the sum of DPGE, financial bills, subordinated financial bills, securitizations, and foreign loans.

Capital

Comfortable levels of capital adequacy to leverage the credit operations



Capital Adequacy Ratio - Basel III
Tier II Capital
Tier I Capital
15.7%
3.9%
11.9%
14.1%
2.7%
11.4%
14.0%
2.1%
11.9%
15.5%
1.3%
14.2%
2022
2023
2024
2025

CAR would be ~19.0% in December 2025, if considering IPO proceeds

Thank you.



AGBK
LISTED
NYSE
agi
agi
agi

investors.agiinc.com
investors@agi.com.br

Q&A


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